UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. )*

Her Imports

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

42703T 108

(CUSIP Number)

Jonathan William Terry

7003 Panoramic Tower

Dubai, U.A.E. 10005

(310) 985-2053

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 16, 2014

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [  ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

(Continued on following pages)

(Page 1 of 6 Pages)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 42703T 108	13D	Page 2 of 6 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Jonathan William Terry
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) [ ] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Canada

NUMBER OF	7	SOLE VOTING POWER 24,136,170 (1) (2)
SHARES BENEFICIALLY OWNED BY	8	SHARED VOTING POWER
EACH REPORTING PERSON	9	SOLE DISPOSITIVE POWER 24,136,170 (1)(2)
WITH	10	SHARED DISPOSITIVE

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 24,136,170 (1) (2)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 71.2% (2), (3)
14	TYPE OF REPORTING PERSON An Individual

(1) Includes 7,500,000 shares of Her Imports (the “Company” or the “Issuer”)’s Common Stock beneficially owned by Cabello Real Ltd. (“Cabello Ltd.”) and 7,636,170 shares owned by Cabello Real FZE (“Cabello FZE”), both of Dubai, which Jonathan William Terry (“Terry” or the “Reporting Person”) indirectly controls.

(2) Includes 9,000,000 shares of Common Stock issuable to Cabello Ltd. under a June 29, 2014 Media Investor Purchase Agreement (the “MIP Agreement”) entered into between the Company and Leader Act Ltd HK (“Leader”) which Leader transferred to Cabello Ltd. effective July 31, 2017.

(3) Does not include 5,000,000 shares of preferred stock which are not convertible and non-voting.

CUSIP No. 42703T 108	13D	Page 3 of 6 Pages

Item 1. Security and Issuer.

This Schedule 13D relates to the Common Stock, $0.001 par value of the Company. The principal address of the Company is 8250 W. Charleston Blvd. Suite 110, Las Vegas, NV 89117.

Item 2. Identity and Background.

a.	Jonathan William Terry
b.	7003 Panoramic Tower, Dubai, U.A.E., 10005
c.	Marketing Service Provider for the Company.
d.	The Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) within the last five years.
e.	The Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws within the past five years.
f.	The Reporting Person is a citizen of Canada.

Item 3. Source or Amount of Funds or Other Consideration.

All numbers in this Schedule 13D have been adjusted for a reverse stock split. The 9,000,000 shares of Common Stock issuable to Cabello Ltd. under the MIP Agreement are not subject to adjustment in the event of stock dividends, stock splits or reverse splits and have not been adjusted.

On May 28, 2014, the Company entered into an Asset Purchase Agreement with Leader and issued Leader 5,000,000 shares of common stock. On or about September 16, 2014, Mr. Aymen Boughanmi, the President of Leader and the Reporting Person entered into an oral understanding that they would vote Leader’s shares together only as they jointly agreed and that the Reporting Person owned one-half of Leader’s shares or 2,500,00 shares.

On June 29, 2014, the Issuer entered into the MIP Agreement with Leader. Under the MIP Agreement, Leader had the right to advance funds to enable the Issuer to purchase media and in exchange Leader could acquire up to 10,000,000 shares of common stock at $0.05 per share. Simultaneously, Leader converted $50,000 previously advanced to the Company to 1,000,000 shares of common stock, leaving the number of shares that could be acquired under the MIP Agreement at 9,000,000. The Reporting Person was not involved in and had no knowledge of the MIP Agreement at that time.

On November 28, 2016, the Issuer entered into an Asset Share Purchase & Business Agreement with Cabello Ltd. a company controlled by the Reporting Person and issued Cabello Ltd. 5,000,000 shares of non-voting, non-cumulative, callable preferred stock which paid a dividend of $0.144 per share. In addition, Company the issued Cabello Ltd. 7,500,000 shares of common stock. As consideration for the November 28, 2016 transaction, Cabello Ltd. transferred to the Company the exclusive United States rights to the Her Imports trademark. It also transferred to the Company certain digital assets. The Reporting Person has the sole power to vote the securities of Cabello Ltd., but the pecuniary interest is held by an unaffiliated third party.

In July 2017 Leader and Mr. Terry agreed to resolve certain differences and terminate their joint voting agreement. This resulted in a Stock Power Transfer dated July 28, 2017 through which 7,636,170 shares of common stock held of record by Leader and another entity controlled by Mr. Boughanmi, were transferred to Cabello Real FZE, a company controlled by Mr. Terry and in which the Reporting Person has the sole pecuniary interest. The Reporting Person did not pay Leader any consideration for the July Transaction although it had previously from time-to-time advanced funds to Leader and/or Mr. Boughanmi. At the same time, Leader transferred the MIP Agreement to Cabello Ltd. This resulted in Cabello Ltd. having the future rights to acquire 9,000,000 shares of common stock of the Company for $450,000 under the terms of the MIP Agreement.

CUSIP No. 42703T 108	13D	Page 4 of 6 Pages

Item 4. Purpose of the Transaction.

The purpose of all of the transactions outlined in Item 3 was to permit Mr. Terry to control the Company.

The Reporting Person has no further plans which would relate to or result in:

a.       The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

b.       An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

c.       A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

d.       Any change in the present board of directors or management of the issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

e.       Any material change in the present capitalization or dividend policy of the Issuer;

f.       Any other material change in the Issuer’s business or corporate structure, including but not limited to, if the Issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by section 13 of the Investment Company Act of 1940;

g.       Changes in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

h.       Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

i.       A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to section 12(g)(4) of the Act; or

j.       Any action similar to any of those enumerated above.

Item 5. Interest in Securities of the Issuer.

a.       The Reporting Person beneficially owns 24,136,170 shares of the common stock. This amounts to approximately 71.2% of the outstanding shares of common stock as of November 27, 2017. In addition, the Reporting Person, through Cabello Ltd., owns non-voting preferred stock not convertible into common stock.

b.       Except as described in the footnotes to the table above, the Reporting Person has the sole power to vote or to direct the vote, sole power to dispose or to direct the disposition of all shares owned by the Reporting Person.

c.       The Reporting Person did not engage in any transactions in shares of the common stock during the past 60 days.

d.       Not Applicable.

e.       Not Applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Not Applicable.

Item 7. Material to be filed as Exhibits.

None.

CUSIP No. 42703T 108	13D	Page 5 of 6 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: December 15, 2017

/s/ Jonathan William Terry
Jonathan William Terry